N E W S R E L E A S E

April 19, 2005	Trading Symbols:
News Release 05-06	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS FURTHER SIGNIFICANT SILVER MINERALIZATION AT

BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further significant intersections from drilling at the Berenguela project located five kilometers west of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

The accompanying table summarizes assay results for 29 shallow holes totalling 1,262 meters. All holes summarized in the table (holes BER-58 to BER-87) were collared in the West Block, one of four contiguous zones located on the property, with highlights that include:

•	BER-81 located on Line 1050E which intersected
216.5 feet averaging 8.8 ounces of silver per ton (66 meters averaging 302.4 grams of silver per tonne), including 82.0 feet averaging 20.8 ounces of silver per ton (25 meters averaging 712.4 grams of silver per tonne).

•	BER-85 located on Line 1250E which intersected
118.1 feet averaging 13.2 ounces of silver per ton (36 meters averaging 453.4 grams of silver per tonne).

•	BER-69 located on line 1050E (and 100 meters north of BER-81) which intersected
413.4 feet averaging 3.1 ounces of silver per ton (126.0 meters averaging 104.7 grams of silver per tonne), including 82.0 feet averaging 8.3 ounces of silver per ton (25 meters averaging 285.0 grams of silver per tonne).

Results to date confirm continuity of mineralization and the presence of a high-grade zone at surface in the West Block. Further results from West Block drilling are pending and additional drilling is underway at the Cerro, Burton and Chapi blocks located along strike to the east.

Under the terms of its option agreement, Silver Standard is required to prepare a resource estimate for the property that meets contemporary resource standards (Canada’s National Instrument 43-101). Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela. For other news releases related to the Berenguela project, please refer to news releases dated February 2, 2005, January 18, 2005, and March 31, 2004 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $37.5 million in cash, 1.95 million ounces of physical silver, and nominal debt. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SELECTED BERENGUELA, PERU DRILL RESULTS - April 2005
Hole Number	From	To	Interval (in meters)*	Silver (grams/tonne)	Interval (in feet)	Silver (oz./ton)
BER-58	0.0	36.0	36.0	97.4	118.1	2.8
BER-59	0.0	12.0	12.0	93.5	39.4	2.7
	19.0	51	32.0	190.3	105.0	5.6
BER-60	0.0	70.0	70.0	111.4	229.7	3.2
incl.	0.0	37.0	37.0	140.1	121.4	4.1
BER-61	0.0	16.0	16.0	88.4	52.5	2.6
BER-62	0.0	42.0	42.0	123.5	137.8	3.6
incl.	0.0	11.0	11.0	365.0	36.1	10.6
BER-63	0.0	32.0	32.0	148.9	105.0	4.3
BER-69	0.0	126.0	126.0	104.7	413.4	3.1
incl.	34.0	59.0	25.0	285.0	82.0	8.3
BER-70	0.0	23.0	23.0	192.9	75.5	5.6
BER-71	25.0	80.0	55.0	89.7	180.4	2.6
incl.	30.0	49.0	19.0	102.3	62.3	3.0
BER-72	14.0	53.0	39.0	75.3	128.0	2.2
BER-73	0.0	65.0	65.0	192.0	213.3	5.6
BER-74	0.0	50.0	50.0	112.0	164.0	3.3
	39.0	50.0	11.0	159.7	36.1	4.7
BER-75	0.0	24.0	24.0	107.0	78.7	3.1
BER-77	0.0	51.0	51.0	101.7	167.3	3.0
incl.	0.0	10.0	10.0	288.5	32.8	8.4
BER-78	0.0	25.0	25.0	409.2	82.0	11.9
BER-79	0.0	33.0	33.0	304.2	108.3	8.9
BER-80	4.0	90.0	86.0	116.1	282.2	3.4
BER-81	0.0	66.0	66.0	302.4	216.5	8.8
incl.	10.0	35.0	25.0	712.4	114.8	20.8
BER-85	0.0	36.0	36.0	453.4	118.1	13.2
BER-86	0.0	41.0	41.0	248.1	134.5	7.2
BER-87	0.0	26.0	26.0	246.3	85.3	7.2

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.